January 6, 2020

Filed via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Inessa Kessman, Senior Staff Accountant

Division of Corporation Finance

Office of Technology

Re:	MariMed Inc. (the “Registrant”)
Form 10-K For the Fiscal Year Ended December 31, 2018 (the “10-K”)
Filed April 16, 2019
File No. 000-54433

Dear Ms. Kessman:

On behalf of the Registrant, with respect to the comment letter issued regarding the above-referenced 10-K, this shall confirm our call today in which you granted the Registrant an extension through January 21, 2020 to provide its response.

Very truly yours,

KURZMAN EISENBERG CORBIN & LEVER, LLP

By:	/s/ Kenneth S. Rose
Kenneth S. Rose, Partner